Exhibit 99.1

CNFinance Announces Second Quarter and First Half of 2020

Unaudited Financial Results

GUANGZHOU, China, August 24, 2020 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2020 and the first half of 2020.

Second Quarter 2020 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB1,883.2 million (US$266.0 million) during the second quarter of 2020, compared to RMB1,661.8 million in the same period of 2019.
●	Total outstanding loan principal[2] was RMB9.8 billion (US$1.4 billion) as of June 30, 2020, compared to RMB11.3 billion as of December 31, 2019.
●	Total interest and fees income were RMB454.1million (US$64.1 million) in the second quarter of 2020, compared to RMB802.1 million in the same period of 2019.
●	Net income was RMB25.2 million (US$3.5 million) in the second quarter of 2020, compared to RMB160.8 million in the same period of 2019.
●	Basic earnings per ADS and diluted earnings per ADS were RMB0.37 (US$0.05) and RMB0.34 (US$0.05), respectively, in the second quarter of 2020, compared to RMB2.34 and RMB2.13, respectively, in the same period of 2019.

First Half of 2020 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB3,050.1 million (US$430.8 million) during the first half of 2020, compared to RMB2,664.7 million in the same period of 2019.
●	Total interest and fees income were RMB947.7 million (US$133.9 million) in the first half of 2020, compared to RMB1,694.4 million in the same period of 2019.
●	Net loss was RMB40.6 million (US$5.7 million) in the first half of 2020, compared to net income of RMB296.3 million in the same period of 2019.
●	Basic earnings/(losses) per ADS and diluted earnings/(losses) per ADS were RMB(0.59) (US$(0.08)) and RMB(0.59) (US$(0.08)), respectively, in the first half of 2020, compared to RMB4.32 and RMB3.93, respectively, in the same period of 2019.

“In the first half of 2020, the global economy slowed down significantly due to the COVID-19 pandemic, which adversely affected our operational and financial performance, especially in the first quarter,” commented Mr. Bin Zhai, Chairman and Chief Executive Officer of CNFinance. “To mitigate such unexpected challenges, we took advantage of our IT infrastructure and moved the majority of our business online. We also adjusted the qualifying criteria of the prospective borrowers, the LTV ratio, as well as the risk assessment procedures. Further, we have accelerated the disposal of non-performing assets and maintained a healthy liquidity while keeping a positive recovery rate for NPL disposal.”

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total amount of loans outstanding for CNFinance at the end of the relevant period.

“Thanks to the above-mentioned adjustments we have made, we were able to resume our business operations quickly when the Chinese economy started to recover. As a result, we recorded a year-over-year growth in loan origination volume and number of effective sales partners during the first half of 2020. Further, the loans we facilitated are secured not only by the collateral, but also by the credit risk mitigation position contributed by sales partners under the new collaboration model, which helped lower our credit risks exposure. We will continue to work with our trust company partners, customers and sales partners to meet future challenges, including the evolving regulatory environment such as the recent amendment to the judicial interpretation decreasing the maximum annual interest rate allowed on private lending. Looking ahead, we will endeavor to manage our loan origination volume while keeping risks under control, and we will seek to lower our overall financing cost with our trust company partners and sales partners, while being legally compliant. Our goal is to capture the present opportunities and continuously improve our ROE to maximize shareholder value,” concluded Mr. Zhai.

Second Quarter 2020 Financial Results

Total interest and fees income decreased by 43.4% to RMB454.1 million (US$64.1 million) for the second quarter of 2020 from RMB802.1 million in the same period of 2019, primarily due to a decrease in the Company’s interest and financing service fee on loans.

Interest and financing service fee on loans decreased by 43.6% to RMB449.9 million (US$63.5 million) for the second quarter of 2020 from RMB798.0 million in the same period of 2019, primarily due to a decrease in the total outstanding loan amount. Such decrease was caused by the smaller loan origination volume as compared to the amount of loans repaid or collected in the second quarter of 2020, given the slower economic growth under the COVID-19 pandemic as well as the Company’s focus on ensuring loan quality over loan growth since the adoption of the new collaboration model.

Interest on deposits with banks increased by 2.4% to RMB4.2 million (US$0.6 million) for the second quarter of 2020 from RMB4.1 million in the same period of 2019, primarily due to an increase in the average daily deposit in the second quarter of 2020.

Interest and fees expenses decreased by 49.4% to RMB186.8 million (US$26.4 million) for the second quarter of 2020, compared to RMB368.9 million in the same period of 2019, primarily due to the decrease in the principals of the borrowings under agreements to repurchase and other borrowings.

Net interest and fees income were RMB267.3 million (US$37.7 million) for the second quarter of 2020, a decrease of 38.3% from RMB433.2 million in the same period of 2019.

Collaboration cost for sales partners increased by 229.1% to RMB104.0 million (US$14.7 million) for the second quarter of 2020 from RMB31.6 million in the same period of 2019, primarily due to the development of the new collaboration model which was started since December 2018.

Net interest and fees income after collaboration cost was RMB163.3 million (US$23.0 million) for the second quarter of 2020, a decrease of 59.3% from RMB401.6 million in the same period of 2019.

Provision for credit losses decreased by 40.4% to RMB56.5 million (US$8.0 million) for the second quarter of 2020 from RMB94.8 million in the same period of 2019. The decrease was mainly attributable to (a) less incremental NPLs, namely the loans being delinquent for over 90 days, as compared to the same period of 2019, (b) larger loss recoveries resulting from more credit risk mitigation position put up by sales partners under the new collaboration model.

Other gains, net increased by 95.5% to RMB43.0 million (US$6.1 million) for the second quarter of 2020 from RMB22.0 million in the same period of 2019, primarily attributable to the net gain resulting from the disposal of non-performing loans.

Total operating expenses decreased by 3.2% to RMB114.3 million (US$16.1 million) for the second quarter of 2020, compared with RMB118.1 million in the same period of 2019.

Employee compensation and benefits decreased by 10.0% to RMB46.1 million (US$6.5 million) for the second quarter of 2020 from RMB51.2 million in the same period of 2019, primarily due to a decrease in the number of employees under the new collaboration model since borrowers are now introduced by sales partners.

Share-based compensation expenses increased by 287.5% to RMB15.5 million (US$2.2 million) for the second quarter of 2020 from RMB4.0 million in the same period of 2019. According to the Company’s share option plan that was adopted on December 31 of 2019, approximately 50%, 30% and 20% of the option granted will be considered vested each of December 31 of 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges decreased by 21.7% to RMB11.9 million (US$1.7 million) for the second quarter of 2020 from RMB15.2 million for the same period of 2019, primarily due to the fact that the non-deductible value added tax (“VAT”) decreased from RMB11.0 million in the second quarter of 2019 to RMB9.3 million (US$1.3 million) in the same period in 2020. The decrease of VAT was attributed to the lower “service fee charged to trust plans”, a non-deductible item, along with the decrease in the total outstanding loan amount. According to the current regulations in China, “service fees charged to trust plans” led to a 6% VAT on service fees charged to trust plans on the subsidiary level while no input VAT should be recorded as costs on a consolidated trust plan level. In addition, total interest and fees income decrease by 43.4% in the second quarter of 2020 compared with the same period of 2019, which also led to a decrease in taxes and surcharges.

Operating lease cost decreased by 36.8% to RMB6.0 million (US$0.8 million) for the second quarter of 2020 as compared to RMB9.5 million for the same period of 2019, primarily due to the development of the new collaboration model started in December 2018 resulting in the reduction of leased real estates in line with the decrease of sales personnel nationwide.

Other expenses decreased by 8.9% to RMB34.8 million (US$4.9 million) for the second quarter of 2020 from RMB38.2 million in the same period of 2019, primarily due to the decrease of consulting service fee related to the promotion of the new collaboration model in the second quarter of 2020 compared with the same period of 2019.

Income tax expense decreased by 72.0% to RMB15.6 million (US$2.2 million) for the second quarter of 2020 from RMB55.7 million in the same period of 2019, primarily due to a decrease in the amount of taxable income.

Effective tax rate increased to 38.2% for the second quarter of 2020 from 25.7% in the same period of 2019, primarily due to the fact that the share-based compensation expenses were non-deductible expenses which increased to RMB15.5 million (US$2.2 million) for the first quarter of 2020 from RMB4.0 million in the same period of 2019.

Net income decreased by 84.3% to RMB25.2 million (US$3.5 million) for the second quarter of 2020 from RMB160.8 million in the same period of 2019.

Basic earnings per ADS and diluted earnings per ADS were RMB0.37 (US$0.05) and RMB0.34 (US$0.05), respectively, in the second quarter of 2020, compared to RMB2.34 and RMB2.13, respectively, in the same period of 2019. One ADS represents 20 ordinary shares.

First Half of 2020 Financial Results

Total interest and fees income decreased by 44.1% to RMB947.7 million (US$133.9 million) in the first half of 2020 from RMB1,694.4 million in the same period of 2019, primarily due to a decrease in the Company’s interest and financing service fee on loans.

Interest and financing service fee on loans decreased by 44.3% to RMB939.1 million (US$132.7 million) in the first half of 2020 from RMB1,686.2 million in the same period of 2019, primarily due to a decrease in the total outstanding loan amount. Such decrease was caused by the smaller loan origination volume as compared to the amount of loans repaid or collected in the second quarter of 2020, given the slower economic growth under the COVID-19 pandemic as well as the Company’s focus on ensuring loan quality over loan growth since the adoption of the new collaboration model.

Interest on deposits with banks increased by 4.9% to RMB8.6 million (US$1.2 million) in the first half of 2020 from RMB8.2 million in the same period of 2019, primarily due to an increase in the average daily deposit in the first half of 2020.

Interest and fees expenses decreased by 50.2% to RMB387.7 million (US$54.8 million) in the first half of 2020 from RMB778.3 million in the same period in 2019, primarily due to the decrease in the principals of the borrowings under agreements to repurchase and other borrowings.

Net interest and fees income were RMB560.0 million (US$79.1 million) for the first half of 2020, a decrease of 38.9% from RMB916.1 million in the same period of 2019.

Collaboration cost for sales partners increased by 385.8% to RMB198.2 million (US$28.0 million) for the first half of 2020 from RMB40.8 million in the same period of 2019, primarily due to the development of the new collaboration model which was started since December 2018.

Net interest and fees income after collaboration cost decreased by 58.7% to RMB361.8 million (US$51.1 million) for the first half of 2020 from RMB875.3 million in the same period of 2019.

Provision for credit losses increased by 3.5% to RMB277.4 million (US$39.2 million) for the first half of 2020 from RMB268.1 million in the same period in 2019, primarily attributable to the combined effect of (a) the impact of the new current expected credit loss (CECL) model that took into account the deterioration in the economic outlook caused by the COVID-19 pandemic, and (b) an increase in the amount of NPLs, as a result of the inefficient legal proceedings under the COVID-19 pandemic.

Other gains, net increased by 140.3% to RMB80.5 million (US$11.4 million) for the first half of 2020 from RMB33.5 million in the same period of 2019, primarily attributable to the net gain resulting from the disposal of non-performing loans.

Total operating expenses decreased by 15.8% to RMB214.8 million (US$30.3 million) in the first half of 2020, compared with RMB255.2 million in the same period of 2019.

Employee compensation and benefits decreased by 15.0% to RMB91.5 million (US$12.9 million) in the first half of 2020 from RMB107.7 million in the same period in 2019, primarily due to a decrease in the number of employees under the new collaboration model since borrowers are now introduced by sales partners.

Share-based compensation expenses increased by 292.4% to RMB31.0 million (US$4.4 million) in the first half of 2020 from RMB7.9 million in the same period of 2019. According to the Company’s share option plan that was adopted on December 31 of 2019, approximately 50%, 30% and 20% of the option granted will be considered vested each of December 31 of 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges decreased by 30.6% to RMB24.9 million (US$3.5 million) in the first half of 2020 from RMB35.9 million in the same period of 2019, primarily due to the fact that the non-deductible value added tax (“VAT”) decreased from RMB26.6 million in the first half of 2019 to RMB19.3 million (US$2.7 million) in the same period in 2020. The decrease of VAT was attributed to the lower “service fee charged to trust plans”, a non-deductible item, along with the decrease in the total outstanding loan amount. According to the current regulations in China, “service fees charged to trust plans” led to a 6% VAT on service fees charged to trust plans on the subsidiary level while no input VAT should be recorded as costs on a consolidated trust plan level. In addition, total interest and fees income decrease by 44.1% in the first half of 2020 compared with the same period of 2019, which also led to a decrease in taxes and surcharges.

Operating lease cost decreased by 35.7% to RMB12.8 million (US$1.8 million) for the first half of 2020 as compared to RMB19.9 million for the same period of 2019, primarily due to the development of the new collaboration model started in December 2018 resulting in the reduction of leased real estates in line with the decrease of sales personnel nationwide.

Other expenses decreased by 34.8% to RMB54.6 million (US$7.7 million) in the first half of 2020 from RMB83.8 million in the same period of 2019, primarily due to (a) the Company recognized the promotion cost in the first quarter of 2019 amounting to approximately RMB18.0 million, but such cost was not incurred in the first half of 2020; and (b) the attorney’s fees decreased as the legal proceedings related to the defaulted loans were lower in the first half of 2020 compared with the same period of 2019; and (c) consulting fees related to the promotion of the new collaboration model reduced in the first half of 2020.

Income tax expense/(benefit) decreased by 101.0% to RMB(1.0) million (US$(0.1) million) in the first half of 2020 from RMB101.3 million in the same period of 2019, primarily due to a decrease in taxable income in the first half of 2020.

Effective tax rate decreased to 2.3% for the first half of 2020 from 25.5% in the same period of 2019, primarily due to the fact that the share-based compensation expenses were non-deductible expenses which increased to RMB31.0 million (US$4.4 million) for the first half of 2020 from RMB7.9 million in the same period of 2019.

Net income/(losses) decreased by 113.7% to RMB(40.6) million (US$(5.7) million) in the first half of 2020 from RMB296.3 million in the same period of 2019.

Basic earnings/(losses) per ADS and diluted earnings/(losses) per ADS were RMB(0.59) (US$(0.08)) and RMB(0.59) (US$(0.08)), respectively, in the first half of 2020, compared to RMB4.32 and RMB3.93, respectively, in the same period of 2019. One ADS represents 20 ordinary shares.

As of June 30, 2020, the Company had cash and cash equivalents of RMB1.9 billion (US$0.3 billion), compared with RMB1.7 billion as of December 31, 2019,including RMB1.3 billion (US$0.2 billion) and RMB1.1 billion from structured funds as of June 30, 2020 and December 31, 2019, respectively, which could only be used to grant new loans and activities.

The aggregate delinquency rate for loans originated by the Company, which is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014, increased from 5.4% as of December 31, 2019 to 6.4% as of June 30, 2020.

Business Outlook

In the second quarter of 2020, China has been recovering from COVID-19 pandemic and various business sectors started to reopen. As a result, our major operational and financial indicators have improved as compared to the first quarter. However, temporary travel restrictions and mandatory quarantines are still imposed in certain places and the results of operations for MSEs may continue to suffer. In addition, the future impact of COVID-19 pandemic remains unclear, and its impact on China’s real estate market remains uncertain. As a result, our normal work schedule and results of operations may continue to be adversely impacted, and our future revenues under the impact of the COVID-19 pandemic may be difficult to predict.

Apart from the COVID-19 pandemic, the recent regulatory development has also imposed challenges to our future business and operations. On August 20, 2020, the Supreme People’s Court announced an amendment to the judicial interpretation of China’s private lending, which reduces the maximum annual interest rate allowed on private lending to four times of the one-year loan prime rate (LPR), namely 15.4% based on the latest one-year LPR of 3.85% (the “Amendment”). Although we do not believe we are regulated by the Amendment as a loan facilitator in collaboration with licensed trust company partners, we plan to voluntarily adjust the interest rates on the loan products we facilitate to comply with the new standards under the Amendment. As a result, we expect our profit margin, results of operations and financial position to be adversely impacted in the third quarter of 2020, and may continue to be adversely impacted, and our future revenues may be difficult to predict. We are actively working with our customers, trust company partners and sales partners to reduce costs and minimize the impact under the Amendment.

For the third quarter of 2020, based on the information available as of the date of this press release and after taking into consideration of the COVID-19 pandemic and the Amendment, we expect net income to break even for the third quarter of 2020.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, August 24, 2020 (8:00 PM Beijing/ Hong Kong Time on Monday, August 24, 2020).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on August 31, 2020.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10147085

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0795 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2020, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, the effects of the COVID-19 virus on the economy in China generally and on our business in particular, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company) is a leading home equity loan service provider in China. CNFinance facilitates loans by connecting micro- and small-enterprise (“MSE”) owners with its funding partners. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Assets

Cash and cash equivalents	1,705,356	1,933,724	273,144
Loans principal, interest and financing service fee receivables (net of allowance of RMB1,108,078 and RMB1,575,366 as of Dec 31, 2019 and June 30, 2020, respectively)	10,258,019	8,317,029	1,174,805
Investment securities	654,328	1,171,045	165,414
Property and equipment	9,196	5,948	840
Intangible assets and goodwill	3,738	3,497	494
Deferred tax assets	16,441	20,478	2,893
Deposits	133,513	125,287	17,697
Right-of-use assets	38,134	25,646	3,623
Other assets	207,524	454,958	64,264
Total assets	13,026,249	12,057,612	1,703,174
Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	870,778	971,683	137,253
Other borrowings	6,652,138	5,459,066	771,109
Accrued employee benefits	37,276	23,089	3,261
Income tax payable	136,932	258,321	36,489
Deferred tax liabilities	359,286	209,614	29,609
Lease liabilities	38,134	25,816	3,647
Credit risk mitigation position	928,702	1,040,233	146,936
Other liabilities	404,469	494,025	69,782
Total liabilities	9,427,715	8,481,847	1,198,086
Ordinary shares (3,800,000,000 shares authorized; 1,371,643,240 shares with USD0.0001 as par value issued as of December 31, 2019 and June 30, 2020)	917	917	130
Additional paid-in capital	937,590	968,626	136,821
Retained earnings	2,662,146	2,603,698	367,780
Accumulated other comprehensive (losses)/income	(2,119)	2,524	357
Total shareholders’ equity	3,598,534	3,575,765	505,088
Total liabilities and shareholders’ equity	13,026,249	12,057,612	1,703,174

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended June 30,
	2019	2020	2020
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	797,953	449,918	63,552
Interest on deposits with banks	4,088	4,149	586
Total interest and fees income	802,041	454,067	64,138

Interest and fees expenses	(368,916)	(186,760)	(26,380)
Net interest and fees income	433,125	267,307	37,758
Collaboration cost for sales partners	(31,582)	(103,972)	(14,686)
Net interest and fees income after collaboration cost	401,543	163,335	23,072

Provision for credit losses	(94,788)	(56,532)	(7,985)
Net interest and fees income after collaboration cost and provision for credit losses	306,755	106,803	15,087
Realized gains on sales of investments, net	5,806	5,258	743
Other gains, net	21,997	43,019	6,077
Total non-interest revenue	27,803	48,277	6,820

Operating expenses
Employee compensation and benefits	(51,232)	(46,119)	(6,514)
Share-based compensation expenses	(3,972)	(15,518)	(2,192)
Taxes and surcharges	(15,224)	(11,890)	(1,679)
Operating lease cost	(9,510)	(5,976)	(844)
Other expenses	(38,155)	(34,818)	(4,918)
Total operating expenses	(118,093)	(114,321)	(16,147)

Income before income tax	216,465	40,759	5,760
Income tax expense	(55,661)	(15,573)	(2,200)
Net income	160,804	25,186	3,560
Earnings per share
Basic	0.12	0.02	0.003
Diluted	0.11	0.02	0.003
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	2.34	0.37	0.05
Diluted	2.13	0.34	0.05

Other comprehensive income
Net unrealized gains on investment securities	1,657	273	39
Foreign currency translation adjustment	5,934	(232)	(33)
Comprehensive income	168,395	25,227	3,566

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Six months ended June 30,
	2019	2020	2020
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	1,686,175	939,106	132,651
Interest on deposits with banks	8,156	8,647	1,221
Total interest and fees income	1,694,331	947,753	133,872
Interest and fees expenses	(778,251)	(387,654)	(54,757)
Net interest and fees income	916,080	560,099	79,115
Collaboration cost for sales partners	(40,849)	(198,243)	(28,002)
Net interest and fees income after collaboration cost	875,231	361,856	51,113

Provision for credit losses	(268,062)	(277,372)	(39,180)
Net interest and fees income after collaboration cost and provision for credit losses	607,169	84,484	11,933
Realized gains on sales of investments, net	12,116	8,312	1,174
Other gains, net	33,545	80,464	11,366
Total non-interest revenue	45,661	88,776	12,540

Operating expenses
Employee compensation and benefits	(107,702)	(91,474)	(12,921)
Share-based compensation expenses	(7,943)	(31,036)	(4,384)
Taxes and surcharges	(35,928)	(24,884)	(3,515)
Operating lease cost	(19,871)	(12,802)	(1,808)
Other expenses	(83,761)	(54,611)	(7,714)
Total operating expenses	(255,205)	(214,807)	(30,342)

Income/(losses) before income tax	397,625	(41,547)	(5,869)
Income tax (expense)/benefit	(101,299)	970	137
Net income/(losses)	296,326	(40,577)	(5,732)
Earnings/(losses) per share
Basic	0.22	(0.03)	(0.004)
Diluted	0.20	(0.03)	(0.004)
Earnings/(losses) per ADS (1 ADS equals 20 ordinary shares)
Basic	4.32	(0.59)	(0.08)
Diluted	3.93	(0.59)	(0.08)

Other comprehensive income
Net unrealized gains on investment securities	867	347	49
Foreign currency translation adjustment	(199)	4,298	607
Comprehensive income/(losses)	296,994	(35,932)	(5,076)